Exhibit 11.1

Computation of Loss Per Share
(Amounts in thousands except per share amounts)

Basic loss per common share for the fiscal years ended December 31, 2008, 2007 and 2006 are as follows:

	Years ended December 31,
	2008	2007	2006

Net loss	$(17,046)	$(19,712)	$(10,856)

Weighted average common shares outstanding	138,080	132,529	124,801

Basic loss per common share	$(0.12)	$(0.15)	$(0.09)

Diluted loss per common share for the fiscal years ended December 31, 2008, 2007 and 2006 are as follows:

	Years ended December 31,
	2008	2007	2006

Net loss	$(17,046)	$(19,712)	$(10,856)

Weighted average common shares outstanding	138,080	132,529	124,801

Dilutive securities (1)(2)	—	—	—

Diluted average common shares outstanding	138,080	132,529	124,801

Diluted loss per common share (1)(2)	$(0.12)	$(0.15)	$(0.09)

(1) For purposes of calculating the dilutive loss per common share for the years ended December 31, 2008, 2007 and 2006, the assumed exercise of dilutive securities (in-the-money stock options) is not taken into consideration, as its effect is anti-dilutive. Had these been exercised, zero, 0.3 million and 2.3 million additional shares of common stock would have been assumed outstanding for each of the years in the years ended December 31, 2008, 2007 and 2006, respectively.

(2) For purposes of calculating the dilutive loss per common share for the years ended December 31, 2008, 2007 and 2006, the assumed conversion of the 5.45% Convertible Plus Cash Notes due 2007 and the 5.45% Convertible Notes due 2010 is not taken into consideration as their effect is anti-dilutive. Had the 5.45% Convertible Plus Cash Notes due 2007 and the 5.45% Convertible Notes due 2010 been converted, 4.7 million, 11.8 million and 6.0 million additional shares of common stock would have been assumed outstanding for each of the years in the years ended December 31, 2008, 2007 and 2006, respectively.